EXHIBIT (a)(1)(G)

FORM OF CONFIRMATION OF PARTICIPATION IN OPTION EXCHANGE

Date:

To:         [Eligible Employee]

From:     Vince Holding Corp.

Re:         Confirmation of Acceptance of Election to Participate in Option Exchange

Thank you for your submission of your election to participate in the Option Exchange. We confirm with this e-mail that we have accepted your election to participate in the Option Exchange and have canceled the Eligible Options you have properly tendered pursuant to your Election Form. Subject to the other terms and conditions of the Option Exchange, you have the right to receive the Replacement RSUs in the amount calculated based on the exchange ratio of 1-to-1.7857.

You will be receiving in the coming days your grant documentation relating to your Replacement RSUs. In the meantime, you should direct questions about the Option Exchange or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to the Option Exchange) by e-mail directly to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).